February 7, 2006

VIA EDGAR, FACSIMLE (202) 772-9205
AND FEDERAL EXPRESS
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Attn:       Michele Anderson, Legal Branch Chief
Terry French, Accountant Branch Chief
Claire DeLabar, Staff Accountant
Daniel Zimmerman, Staff Attorney

Re:          Nettel Holdings, Inc.
Registration Statement on Form SB-2
Filed December 8, 2005
File No. 333-130202

Ladies and Gentlemen:

  The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 6, 2006 relating to the above-referenced Registration Statement on Form SB-2 of Nettel Holdings, Inc. (the “Company”). On behalf of the Company, we respond as follows.

Form 10-KSB for the year ended December 31, 2004, filed April 18, 2005

Item 6. Management’s Discussion and Analysis

1.
Refer to the discussion of General and administrative expenses for 2004 compared to 2003. Expand the discussion to explain the reasons for the increase in the provision for doubtful accounts of $1,075,000.

Response

On January 30, 2006 the Company filed an amendment to its December 31, 2004 Form 10-KSB with an expanded discussion to explain the reasons for the increase in the provision for doubtful accounts of $1,075,000.

2.	Expand the last paragraph of the section to explain in greater detail your plan to generate cash from operations.

Response

On January 30, 2006 the Company filed an amendment to its December 31, 2004 Form 10-KSB adding the fifth paragraph under “Liquidity and Capital Resources” to explain in greater detail the Company’s plan to generate cash from operations.

Financial Statements

Note 2 - Summary of Significant Accounting Policies & Realization of Assets

3.
We note that two of your international customers have historically been slow to pay balances due on accounts receivable and that your allowance for doubtful accounts has increased to $1,087,063 in 2004 from $155,000 in 2003. Also your accounts receivable, net balance has increased to $577,460 as of September 30, 2005. Please tell us how you determined that collectibility was reasonably assured pursuant to the guidance in SAB 104 for the revenues with these two international customers. Please revise your revenue recognition policy and Note 11 accordingly.

Response

At the time of the shipments to the two international customers, their credit standing was good. At the time collection was not reasonably assured, revenue was not recognized. Additionally, shipments ceased and an allowance was provided for doubtful accounts.

The Company has not recorded revenue from sales to the two international customers since May 2004. The accounts receivable balance as of September 30, 2005 was from sales to other customers and was collected in October 2005.

The Company does not believe the revenue recognition policy needs revision.

Note 11 - Major Customers

4.
Please expand the disclosure to clarify whether accounts receivable and payable from the same customer/supplier is shown on a gross or net basis and describe any right of offset in your contractual arrangements with these customers/suppliers. Also, clarify in your revenue recognition policy disclosure in Note 2 how you account for revenues and costs from the same entity and the basis for your accounting treatment.

Response

The Company does not have an accounts receivable and payable balance from the same customer/supplier. Note 11 was revised to refer to “the” customers and “the” suppliers.

Form 10-QSB for the quarter ended September 30, 2005, filed Nov. 21, 2005

Note 7 - Stockholders’ Equity

5.
We note that you recorded the issuance of 1.4 million shares to a vendor in August 2005 as a deposit on future purchases valued at $266,000 as a contra equity rather than as an asset. Please revise to disclose whether the arrangement is based vendor performance or market conditions and the date you used to measure the fair value of the stock issued. If there are any uncertainties regarding use of the prepaid expenses, such as contingencies or restrictions on the use of the prepaid telecommunications services, please disclose the terms of your agreement with the vendor and how these terms impacted your accounting for the stock issuance pursuant to EITF 96-18. Disclose how you will record changes in the fair value of the stock issued prior to the use of the future purchases.

Response

The stock was issued to a vendor as collateral for timely payment or for actual payment for future purchases from the vendor by the Company. The value of the deposit was established based on the average market value on the date of issuance of the stock. There are no contingencies or restrictions on the deposit and the value of the deposit does not change with any change in fair market value. On January 30, 2006, the Company filed an amendment to its September 30, 2005 Form 10-QSB revising the first paragraph of Note 7 to reflect this.

Form SB-2 filed December 8, 2005

General

6.	Please revise the Form SB-2 to comply with the above comments, as applicable.

Response

Amendment No. 1 to the Company’s Form SB-2 was revised to comply with the above comments.

7.	Please provide a consent from the office that issued the report of independent accountants (i.e. the Huntington Beach office) or revise the report accordingly.

Response

On April 3, 2005, when Kabani & Company, Inc. (“Kabani”) issued its Report of Independent Registered Public Accounting Firm in connection with the audit of the Company’s December 31, 2004 financial statements, Kabani’s office was located in Huntington Beach, California. Since that date, Kabani moved its office to Los Angeles, California. Kabani’s only office is currently located in Los Angeles, California. Both the Consent of Independent Accountants filed with the Company’s Form SB-2 registration statement and the Report of Independent Registered Public Accounting Firm accurately reflect the location of Kabani’s office at the time such documents were issued.

Prospectus Summary, page 1

8.
Please expand the disclosure regarding your losses in the last paragraph of page 1 to explain that the financial statements do include non-cash expenses for certain consulting costs paid with the issuance of common stock. Also clarify whether officers and employees were issued stock or other consideration as compensation for their services and how you accounted for such transactions. Disclose the amount of compensation you would pay to officers and employees for each period presented if they were appropriately compensated.

Response

The disclosure in the Prospectus Summary on page 1 of the prospectus was revised to provide the requested information.

* * * * *

We trust that the foregoing appropriately addresses the issues raised by your comment letter. Thank you in advance for your prompt review and assistance.

                                        Very truly yours,

 /s/ David Schubauer
                        David Schubauer